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18006871

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section MAR 14 2018 Washington DC

SEC FILE NUMBER
8-67576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Drexel Hamiliton, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Walnut Street - Suite 670W
(No. and Street)

Philadelphia	PA	19106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T.A. Pawluk — (212) 632-0417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith+Brown, PC
(Name – *if individual, state last, first, middle name*)

Two Logan Squiare - Suite 2001	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, John T.A. Pawluk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Drexel Hamilton, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

J LYNN ORENSTEIN
Notary Public - State of New York
NO. 01OR6337354
Qualified in New York County
My Commission Expires Feb 22, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION

PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

DREXEL HAMILTON, LLC

TABLE OF CONTENTS

December 31, 2017

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Drexel Hamilton, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Drexel Hamilton, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

WithumSmith+Brown, PC

March 13, 2018

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$ 732,819
Receivable from clearing brokers	2,500,204
Receivables from customers	345,642
Receivables from non-customers	212,764
Property and equipment, net	140,982
Secured demand note	1,700,000
Other assets	465,186
Total assets	$ 6,097,597

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$ 1,441,917
Income tax payable	216,401
Deferred tax liability	11,000
Subordinated borrowings	2,425,000
Total liabilities	4,094,318
MEMBER'S EQUITY	2,003,279
Total liabilities and member's equity	$ 6,097,597

See accompanying notes

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Drexel Hamilton, LLC (the ***"Company"***), a Pennsylvania limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the ***"SEC"***) and licensed by the Financial Industry Regulatory Authority (***"FINRA"***). The Company is solely owned by Drexel Hamilton Financial, Inc., the managing member. The Company is engaged in a single line of business as a securities broker-dealer. The Company is an introducing broker and clears all transactions through Pershing, LLC on a fully disclosed basis. The Company was formed in Pennsylvania on December 13, 2006. The Company's registration with the SEC was effective September 26, 2007.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (***"GAAP"***) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from commissions receivable. The Company generally does not require collateral or other security from its customers.

Receivables from Customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management will provide for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. An allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest on outstanding receivables.

Property and Equipment

Property and equipment are recorded at historical cost when acquired. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Furniture and fixtures	5-7 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are treated as an expense or credited to income as appropriate. During 2017, there were no retirements or sales of property and equipment.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset

exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized. During 2017, there were no impairments incurred.

Income Taxes

The Company is a limited liability company (LLC) and a wholly-owned subsidiary of Drexel Hamilton Financial, Inc. (C-Corporation).

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards, and temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company accounts for uncertain tax position using the accounting standard on accounting for uncertainty in income taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition

(2) RECEIVABLE SOLD WITHOUT RECOURSE

The Company has sold accounts receivable without recourse to a financing company. The financing company retains portions of the proceeds from the receivable sales as reserves, which are released to the Company as the accounts are repaid. The outstanding reserve balance with the financing company at December 31, 2017 was $212,764.

(3) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2017:

Property and equipment	$	807,205
Less: accumulated depreciation and amortization		(666,223)
Property and equipment, net	$	140,982

(4) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements at December 31, 2017 are as follows:

Subordinated note to related party, 6%, due August 31, 2018 (contains automatic renewal provision)	$	625,000
Subordinated note, 6%, due April 29, 2018 (contains automatic renewal provision)		100,000
Subordinated note, 1%, due May 20, 2018 (contains automatic renewal provision)		1,700,000
	$	2,425,000

In May 2017, the Company executed a subordinated loan of $1,700,000, secured through a pledge of securities and related secured demand note, simultaneously returning its subordinated loan of $1,400,000. The securities pledged are collateral for the subordinated loan and remain pledged from the initial transaction. As of December

31, 2017, the pledged securities had a market value of $2,976,000. Should the value of the securities decline below $1,700,000, the Company will accordingly reduce the value of the subordinated loan.

In March 2017, the Company repaid its subordinated note of $1,750,000 due March 27, 2017.

In March 2017, the Company initiated a $2,000,000 revolving line of credit at the prime rate + 500 basis points available on the day of the request. This effectively has enabled the firm to increase its borrowings, while only paying interest when the subordinated loan is needed, substantially saving the cost of interest.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fair market value of subordinated borrowings is $2,425,000, and can increase to a maximum of $4,425,000 when its revolving line of credit is drawn down.

(5) OFF-BALANCE SHEET RISK

Pursuant to its clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the customer's prime broker. In accordance with the clearance agreements, the Company has agreed to indemnify its clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. As of December 31, 2017 the Company has total cash deposits with clearing organizations in the amount of $100,000, and is included in "Other assets" on the Statement of Financial Condition.

(6) COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space throughout the United States under separate lease agreements expiring through March 2021. Future minimum payments under these leases are $693,944 in 2018, $574,607 in 2019, $525,768 in 2020, $123,352 in 2021.

The Company holds a sublease with a sub-tenant for $11,835 per month, terminating December 31, 2017. The Company expects to extend its sublease through December 31, 2018 during the 1st quarter of 2018.

Contingencies

The Company is subject to additional legal proceedings and claims which arise in the ordinary course of business. Although the outcome of these proceedings and claims against the Company cannot be predicted with certainty, management believes, based in part upon the opinion on counsel, that the ultimate liability with respect to these actions will not have a material adverse effect on the Company's financial position or excess net capital.

(7) EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December

31, 2017, the Company had net capital of $3,389,699, which was $3,282,597 in excess of its net capital requirement of $107,102.

(9) INCOME TAXES

Deferred tax assets and liabilities at December 31, 2017 consist of the tax effect of temporary differences in the carrying amounts used for financial reporting purposes and the amounts used for income tax purposes of the following:

Liabilities		
Property and equipment	$	11,000
Deferred tax liability	$	11,000

The Company is treated as a disregarded entity for tax purposes and is included in the tax return of its parent.

(10) RELATED PARTY TRANSACTIONS

The Company entered into a consulting agreement with a member of the board of directors of Drexel Hamilton Financial, Inc.

(11) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued on March 13, 2018.

Other than the events noted below, no material subsequent events have occurred since December 31, 2017 that required recognition or disclosure in our current period financial statements.

In November the Company applied to FINRA for a CMA-1017, requesting permission for its parent, Drexel Hamilton Financial, Inc. to sell the entirety of its 100% interest in the Company to Drexel Hamilton Holdings, LLC. As of December 29, 2017, FINRA had not issued an interim restriction letter or a standard 30 day letter, enabling the Company's consummation of the sale, which was effectuated on January 5, 2018. There were no operational nor management control changes as a result of this transaction.

This transaction is expected to enhance the Company's future opportunities as a minority owned and operated Service-Disabled Veteran Broker-Dealer. Its previous owner, Drexel Hamilton Financial, Inc. was not involved with managing day to day operations, and thus faced significant resistance when applying for numerous Service-Disabled Veteran owned and operated business designations, resulting in a significant competitive disadvantage. In February 2018, the Company's parent, Drexel Hamilton Holdings, LLC ("Parent") began applying for the previously unavailable designations and memberships.

Additionally, in February 2018 Drexel Hamilton Holdings, LLC has entered into an exclusivity agreement for a combination of debt and or equity investment from the sale of no more than a 24% stake in the ("Parent") for between $2,000,000 and $ 10,000,000. Terms will dictate that a substantial portion of the proceeds will be invested as equity in the Company, a portion of which will be used to pay down existing subordinated borrowings. If this transaction is not consummated after the termination of the exclusivity period, the Parent will continue to look to add strategic investors until equity is invested.